

Mail Stop 3561

December 2, 2015

Jan D. Madsen
Chief Financial Officer
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154

  Re: **West Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2014
     Response Dated November 9, 2015
     File No. 1-35846

Dear Ms. Madsen:

  We have reviewed your November 9, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

17. Segments, page F-38

1. We note your response to comment 1. Please address the following:

- Provide to us a more thorough analysis with respect to the products and services that the Specialized Agent Services ("SAS") operating segment offers. Specific examples of the types of core products and services that are offered in this segment, irrespective of any potential cross selling opportunities you may leverage from other existing operating segments, would facilitate our review. Ensure your response is detailed and provides specific examples within your Healthcare Advocate and Cost Management Businesses. In this regard, explain to us in further detail the nature of the core underlying products and services that your personnel are providing in the SAS segment and how such products and services are similar or dissimilar in nature as compared to your other operating segments. Refer to ASC 280-10-50-11a.

- It appears your SAS operating segment is more labor centric in nature as compared to your other operating segments. We note the SAS segment uses highly trained employees to provide its services as compared to your other segments, which appear to rely on the use of a technology infrastructure. Explain to us in more detail how you concluded the methods used to distribute your products and services were similar. Refer to ASC 280-10-50-11d.

- It appears there are differences in the regulatory environment in the SAS operating segment as compared to your other segments. Explain to us in more detail how you evaluated these differences in your aggregation analysis. Refer to ASC 280-10-50-11e.

- We would like to better understand how you concluded your SAS operating segment was economically similar to your other segments. It appears, after reviewing your response, that there are notable differences in profitability. Explain to us the factors which are driving the differences in the profitability of the SAS operating segment. In this regard, provide to us a detailed response which addresses how you reasonably concluded your SAS operating segment was economically similar to your other segments such that aggregation was appropriate. Lastly, provide us with a tabular reconciliation of your profitability margins by operating segment from an unadjusted to an adjusted basis explaining the reasons for any significant differences. Refer to ASC 280-10-50-11.

You may contact Robert Babula, Staff Accountant at (202)-551-3339 or Jarrett Torno, Staff Accountant at (202) 551-3703 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products